Exhibit 99.2 Amdocs Limited NASDAQ: DOX Fiscal Q3 2026 Earnings Presentation August 5, 2026 Shimie Hortig President & CEO Tal Rozenfeld Chief Financial Officer 1 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Forward-Looking Statement The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ strategy, including with respect to artificial intelligence and agentic opportunities, growth, financial outlook and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks, uncertainties and other important factors that may cause future results to differ materially from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025 filed on December 15, 2025, and for the first quarter of fiscal 2026 on February 17, 2026, and for the second quarter of fiscal 2026 on May 26. 2026. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non- GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures. While in prior years Amdocs used normalized free cash flow, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. Amdocs believes that these measures provide useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated August 5, 2026, with respect to earnings for fiscal Q3 2026. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2026 and certain non-GAAP metrics and their reconciliations. 2 2 IIn nf fo or rm ma at tiio on n S Sec ecu ur riit ty y L Lev evel el 2 2 – – S Se en ns siit tiive ve.. © © 2026 2026 – – P Prrop oprriie et ta arry y & & C Con onffiid de en nt tiia all I In nffor orm ma at tiion on of of A Am md doc ocs s

Today’s speakers President & Chief Executive Officer Chief Financial Officer 3 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Agenda

Strategy & Business Performance Update

Shimie Hortig
President & Chief Executive Officer

Financial Review & Outlook

Tal Rozenfeld
Chief Financial Officer

Q&A


Business Overview

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President & Chief Executive Officer Strategy and Business Performance Update 5 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

1

Business Performance Update


Earnings Success
Strong Results.
Strategic Growth.
amdocs
Operating Income
Q1 2024

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Q3 Financial Highlights

Revenue	Non-GAAP operating margin [1]	Non-GAAP EPS [1]	12-Month Backlog
$1.175B	21.6%	$1.84	$4.26B
At guidance midpoint	Up 20bps YoY	At guidance midpoint	Up 2.7% YoY

RECORD

Managed services delivered a **record quarter**, accounting for **67%** of total revenue

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1. Non-GAAP. See reconciliation tables in appendix

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FY2026 Outlook (1) (2) Revenue Non-GAAP EBIT 2.6% - 3.4% 21.3% - 21.9% YoY growth % margin • Reiterate 21.6% midpoint • Reiterate 3.0% midpoint in constant (1) currency • Up 20bps YoY (3) (2) Free cash flow Non-GAAP EPS $710m - $730m 5.5% - 6.5% YoY growth • Reiterate $720m midpoint • Reiterate 6.0% midpoint • ~90% earning-to-cash conversion 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 3. Excludes restructuring related payments 2. Non-GAAP. See reconciliation tables in appendix 8 8 IIn nf fo or rm ma at tiio on n S Sec ecu ur riit ty y L Lev evel el 2 2 – – S Se en ns siit tiive ve.. © © 2026 2026 – – P Prrop oprriie et ta arry y & & C Con onffiid de en nt tiia all I In nffor orm ma at tiion on of of A Am md doc ocs s

Key Customer Wins

Flagship deal

- New, large scale **multi-year partnership** with Liberty Latin America
  - Manage and transform its entire end-to-end IT ecosystem
  - Major proof-point of the Agentic transformation strategy

LUMEN	PLDT	US digital TV entertainment provider	TELUS	3 Scandinavia	OPTAGE	vivo
Service orchestration modernization	Core Platform Modernization	Billing Migration	aOS driven customer engagement	Customer Engagement Transformation	ConnectX SaaS Platform	OSS Modernization

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Q3 Project Execution & Delivery

Key milestones

A1 Austria Billing Modernization Go-Live	T Mobile US Cellular integration	AT&T Charging migration
Bell Enterprise catalog deployment	Globe 5G policy modernization	TELUS Charging data migration
Telkom Digital Commerce Rollout	optimum. Bill Presentment go live	ECHOSTAR Execution of charging transition services

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The Amdocs Strategy


Earnings Success
Strong Results.
Strategic Growth.
amdocs
Operating Income
Q1 2024

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Amdocs Strategy

1 Agentic Telco Operating System (aOS)

Transforming our customers to the Agentic era

2 New Vertical Expansion

Accelerate Agentic modernization in additional industry

3 Emerging Growth Horizons

Capture & solve emerging needs driven by the GenAI revolution

4 Internal Transformation

Become an Agentic-first organization as a key enabler to support our future growth

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1

Amdocs Agentic Telco Operating System


1
Agentic Telco Operating System (aOS)
2
New Vertical Expansion
3
Emerging Growth Horizons
4
Internal Transformation

Our mission is to **accelerate the transformation** of each of our customers to the **Agentic era**

1

Agentic Telco Operating System (aOS)

Transforming our customers to the Agentic era

This transformation will allow our customers to:

- ✓ Simplify **complexity**
- ✓ Re-imagine end-to-end **workflows**
- ✓ Accelerate the launch of **new offerings** from months to hours
- ✓ Significantly reduce their **cost structures**


a·OS
Agentic IT Ops.
Agentic Orchestration
Agentic Business Workflows
Agentic Core BSS/OSS
Agentic Governance
Agentic Delivery

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1

Strategic Win: Liberty Latin America

Strategic Engagement to Transform and Manage its Entire IT Domain Through Amdocs aOS


1
Agentic Telco Operating System (aOS)
2
New Vertical Expansion
3
Emerging Growth Horizons
4
Internal Transformation

LIBERTY LATIN AMERICA

- **10-year strategic engagement** to transform and manage its end-to-end IT ecosystem
- **AI driven** operations
- Demonstrates ability to handle **highly complex** operations across **multiple** markets
- Meaningful **expansion** of Amdocs' **footprint** in the **CALA region**

Business value

- Accelerate **time to market**
- Service & product **innovation**
- Improve **customer** & **employee experience**
- deliver significant **cost savings**

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1

aOS Market Traction
Customer Engagements

In Production	
PLDT	Customer care
AT&T cricket	Marketing
LUMEN	Operations
ECHOSTAR	Sales
Bell	Billing

Q3 New Deals	
verizon	Agentic network engineering
Sunrise Switzerland	Sales
3 Scandinavia	Billing care
TELUS	Sales digital twin
Tier 1 Asia Pacific Operator	Customer care

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2

New Vertical Expansion



1
Agentic Telco Operating System (aOS)
2
New Vertical Expansion
3
Emerging Growth Horizons
4
Internal Transformation

Expand our addressable market by targeting additional vertical

2

New Vertical Expansion

Accelerate Agentic modernization in additional industry

Enter an additional market with our disruptive Agentic approach

- ✓ **Track record** of successfully executing **major core system transformations**
- ✓ Unique **Agentic offering**
- ✓ Especially relevant in other **high volume, mission critical** and strictly **regulated industries**

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3

Emerging Growth Horizons



1
Agentic Telco Operating System (aOS)
2
New Vertical Expansion
3
Emerging Growth Horizons
4
Internal Transformation

The GenAI revolution is creating demand to solve **technological gaps and needs** that didn't exist before

3

Emerging Growth Horizons

Capture & solve emerging needs driven by GenAI

Future new growth drivers for Amdocs

- ✓ Be the **first to market** with disruptive technologies
- ✓ Leverage Agentic skill-set and **deep industry knowledge**
- ✓ **Incubate** and **scale** the ones with the greatest potential

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4

Internal Transformation


1
Agentic Telco Operating System (aOS)
2
New Vertical Expansion
3
Emerging Growth Horizons
4
Internal Transformation

Agentic-first company with the right foundation to support our future growth

4
Internal Transformation

Become an Agentic organization as a key enabler to support our future growth

Reshaping the organization:

- ✓ Become **"Customer Zero"**
- ✓ Implementing Agentic capabilities across:
  - ✓ Software development
  - ✓ Service delivery
  - ✓ Operations

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Bringing it all together


1
Agentic Telco Operating System (aOS)
2
New Vertical Expansion
3
Emerging Growth Horizons
4
Internal Transformation

1

We have the **right strategy to seize this exciting opportunity** for Amdocs and our telco customers

2

Our recent commercial momentum is an **important proof point**

3

We see opportunities to **expand beyond telco** to an additional vertical and new emerging horizons

4

We've got the right **talent**, **skills** and **leadership** necessary to quickly adapt and **drive us forward**

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Chief Financial Officer Financial Review & Outlook 20 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Q3 FY2026 Financial Results

Key Metrics:

Revenue	Non-GAAP[2] Operating Margin	GAAP Diluted EPS	Non-GAAP[2] Diluted EPS
$1,175m +2.7% YoY as reported +2.2% YoY constant currency[1]	**21.6%** +20 bps YoY, +10 bps QoQ	**$0.59**, incl. $0.91 restructuring charges. Ex- restructuring, GAAP diluted EPS was above guidance ($1.39 - $1.47)	**$1.84**, in line with guidance midpoint of $1.81 – $1.87

Q3 2026 Revenue vs. Guidance
$ Millions



$1,175
$1,175
Original Q3F26 Guidance (midpoint)
Q3F26A

Revenue in line with the guidance midpoint, including a negligible impact from foreign currency movements compared to guidance

Free cash flow[2] of **$193M** before restructuring payments in Q3

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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Managed Services

Supporting visibility and business resilience



~ +2.5% YoY
Q3F25
Q3F26

Record
Managed Services revenue
~$791m

~67%
of Q3 FY2026 revenue

Close to
~100%
managed services contract renewals

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects

US digital TV entertainment provider	New Strategic biller migration program, leveraging Amdocs' AI-driven migration capabilities
South American service provider	Multi-year agreement, leveraging Amdocs' full BSS/OSS stack with AI-driven support
vivo	Extended managed services agreement for Amdocs CES operations

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Balance Sheet & Cash Flow

Cash + Available Credit Facility

$726 million

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth

Baa1 Moody's	***BBB*** S&P

Committed to maintaining our Investment grade credit rating

Cash, Credit Facility & Debt Position

$ Millions, as of June 30, 2026



Available credit facility as of 6/30
Cash
$520 (2)
$206
$280 (2)
$650 (3)
Liquidity
Debt

Q3 2026 Free cash flow[1] bridge

FCF before restructuring payments of $21M was **$193M** in Q3



$197
$25
$193
$172 *
Operating Cash Flow
Net capex
Reported FCF *

DSO's

78 days

+2 days YoY and +5 days QoQ

DSO's may fluctuate from quarter to quarter

Unbilled receivables net of deferred revenue increased by **$98 million** compared to a year ago and by **$68 million** sequentially in Q3, aggregating the short-term and long-term balances

The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities as well as progress on multi-year transformation programs

1. Non-GAAP. See reconciliation tables in appendix
2. Short-term financing arrangements as of June 30, 2026: $80M drawn on $800M revolving credit facility and $200M outstanding notes through U.S. Commercial Paper leaving available capacity of $520M
3. $650M senior note, maturing June 2030

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Disciplined Capital Allocation

FCF: Six-year historical trend and FY2026E outlook



% FCF(1)(2)(3)(4)(5)/ Non-GAAP Net Income(1)
88%
140%
102%
101%
93%
94%
90%
% of FCF(1)(2)(3)(4)(5) Returned to Shareholders
100%
99%
104%
96%
112%
106%
FY2026E guidance: return majority
FCF ($M) (1)(2)(3)(4)(5)
$527
$869
$665
$718
$694
$735
$720
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026E (Guidance)
Normalized (1)(2)

FY 2026 free cash flow[1] target **reiterated**: **$710-$730M** (before restructuring payments)

~90%
Earnings to cash conversion



Dividends $60
Share repurchases $143

$203M
Returned to shareholders in Q3

Dividend

Board authorized quarterly dividend payment:

56.9 cents

Payable October 30, 2026

Share Repurchase Authorization

~$0.6B aggregate remaining share repurchase authorization

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
3. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
4. FY2023, FY2024, and FY2025, exclude restructuring payments of ~$20M,~$75M,~$90M, respectively
5. FY2026 assumes midpoint of $710-$730M guidance range, before restructuring payments

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Leading Indicators & Visibility: 12-month Backlog

12-Month Backlog

$4.26B

Up 2.7% YoY

Down $20M QoQ

Quarterly 12-Month Backlog Growth YoY %


3.0%
3.2%
2.7%
2.6%
2.7%
Q3F25 (1)
Q4F25 (1)
Q1F26
Q2F26
Q3F26

12-month backlog includes:

- Anticipated revenue related to contracts
- Estimated revenue from **managed services** contracts
- Letters of intent
- **Maintenance**
- Estimated **ongoing support** activities

1. For comparison purposes, pro forma adjusts quarterly revenue from Q124 to Q4F24 by approximately $150 million, and fiscal 2024 revenue by approximately $600 million, to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and were not included in the full year fiscal 2025 revenue outlook

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FY2026 Revenue Growth Outlook

Revenue Growth
YoY% Growth Constant Currency(3)



10.3%
7.0%
7.7%
2.4%
2.7%
3.1%
3.4%
3.0%
2.6%
Reiterating
3% guidance
midpoint
FY2020 (3)
FY2021 (2)(3)
FY2022 (2)(3)
FY2023 (3)
FY2024 (3)
FY2025 (1)(3)
FY2026E (3)

1. For comparison purposes, pro forma fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook
2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

FY2026 revenue growth:

Outlook tightened to 2.6%-3.4% YoY

constant currency(3)

- Expects **3.2%-4.0%** as reported, including a foreign currency benefit of 60 bps, unchanged as compared with prior quarter assumption
- Roughly half of the expected growth in fiscal 2026 expected to be inorganic in nature

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Sustained Margin Expansion in FY2026 Balancing growth investments with accelerated internal transformation to become an agentic-first organization (1) Annual Non-GAAP Operating Margin: (2) FY2020 – FY2026E +20 bps YoY at the midpoint of the FY2026 target range of FY2026E: +20 bps YoY 21.3%-21.9% 21.6% 21.9% 21.4% 21.7% 21.3%-21.9% Balancing generative AI 21.3% growth investments with 21.1% FY2025 +300 bps YoY: internal transformation and Business activity phase out & implementation of agentic internal efficiency gains capabilities to reshape cost and drive efficiency 18.4% 18.7% 17.8% Operating margin may 18.1% 17.6% 17.5% 17.8% fluctuate slightly between 17.2% 17.5% quarters 17.2% 16.5% 1. Non-GAAP. See reconciliation tables in appendix 2. Refer to https://investors.amdocs.com/ and earnings Guidance Range Non-GAAP Operating Margin reports issued on 11/10/20, 11/2/2021, 11/8/2022, 11/7/2023, 11/12/2024 and 11/11/2025 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025 27 27 IIn nf fo or rm ma at tiio on n S Sec ecu ur riit ty y L Lev evel el 2 2 – – S Se en ns siiti tiv ve e.. © © 2026 2026 – – P Prrop oprriie et ta arry y & & C Con onffiid de en nt tiia all I In nffor orm ma at tiion on of of A Am md doc ocs s

FY2026 Non-GAAP Diluted EPS Growth Outlook

Reiterating the 6% midpoint

Total Shareholder Return[3][4]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield

Non-GAAP[2] EPS growth outlook tightened to **5.5%-6.5%** in FY2026E

Reiterating 6% midpoint guidance



14.1%
13.6%
11.7%
11.2%
11.1%
8.7%*
5.3%
12.1%
11.5%
9.8%
9.0%
8.5%
3.0%
6.5%
6.0%
5.5%
Reiterating 6.0% guidance midpoint
2.3%
1.9%
2.0%
2.1%
2.2%
2.6%
2.7%
FY2020
FY2021 (1)
FY2022 (1)
FY2023
FY2024
FY2025
FY2026E
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

***Non-GAAP[2] EPS growth of 6.0%, plus 2.7% dividend yield[3]**

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2026E assumed 6.0% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of $0.569 as of share price on 11/11/25
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021, 11/8/2022, 11/7/2023, 11/12/2024 and 11/11/2025 for non-GAAP reconciliation in FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025

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Q&A

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Q4 Fiscal 2026 Outlook Revenue $1,175 - $1,215 million GAAP EPS $1.48 - $1.56 Q4 & (1) Non-GAAP EPS $1.94 - $2.00 Share Count 106 million FY2026 Non-GAAP effective tax rate within the annual Tax guidance range of 16.0%-19.0% Outlook FY 2026 Outlook Updated Previous Revenue growth 3.2% - 4.0% 2.6% - 4.6% As reported Revenue growth 2.6% - 3.4% 2.0% - 4.0% (2) Constant currency GAAP EPS Growth (5.0)% - (3.0)% 12.0% - 15.0% 1. Non-GAAP. See reconciliation tables in appendix. Free cash (1) Non-GAAP EPS growth 5.5% - 6.5% 5.0% - 7.0% flow outlook is before expected restructuring payments 2. Constant currency. Assumes exchange rates in the current Operating Margin period were unchanged from the prior period 21.3% - 21.9% 21.3% - 21.9% (1) Non-GAAP Effective Tax Rate 16.0% - 19.0% 16.0% - 19.0% (1) Non-GAAP Free Cash Flow $710-$730 million $710-$730 million 30 30 IIn nf fo or rm ma at tiio on n S Sec ecu ur riit ty y L Lev evel el 2 2 – – S Se en ns siit tiive ve.. © © 2026 2026 – – P Prrop oprriie et ta arry y & & C Con onffiid de en nt tiia all I In nffor orm ma at tiion on of of A Am md doc ocs s

Appendix

Outlook & Reconciliation Tables

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Reconciliation Tables

a) The amounts under "Purchase of property and equipment, net", include immaterial proceeds from sale of property and equipment for the three and nine months ended June 30, 2026 and 2025, respectively.

AMDOCS LIMITED
Selected Financial Metrics
(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,	
	2026	2025	2026	2025
Revenue	$ 1,174,895	$ 1,144,437	$ 3,502,813	$ 3,382,695
Non-GAAP operating income	253,409	244,708	755,184	720,212
Non-GAAP net income	195,940	192,170	585,572	582,064
Non-GAAP net income attributable to Amdocs Limited	194,916	191,369	582,703	579,786
Non-GAAP diluted earnings per share	$ 1.84	$ 1.72	$ 5.43	$ 5.16
Diluted weighted average number of shares outstanding	105,691	111,188	107,228	112,384

Free Cash Flows
(In thousands)

	Three months ended June 30,		Nine months ended June 30,	
	2026	2025	2026	2025
Net Cash Provided by Operating Activities	$ 197,217	$ 241,243	$ 518,983	$ 519,256
Purchases of property and equipment, net (a)	(25,293)	(29,421)	(78,769)	(72,740)
Free Cash Flow	$ 171,924	$ 211,822	$ 440,214	$ 446,516

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Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Three Months Ended June 30, 2026							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 707,740	$ -	$ (10,005)	$ (135)	$ -	$ -	$ -	$ 697,600
Research and development	86,367		(1,796)					84,571
Selling, general and administrative	149,252		(9,802)	(135)				139,315
Amortization of purchased intangible assets and other	20,574	(20,574)						-
Restructuring charges	106,424				(106,424)			-
Total operating expenses	1,070,357	(20,574)	(21,603)	(270)	(106,424)	-	-	921,486
Operating income	104,538	20,574	21,603	270	106,424			253,409
Interest and other expense, net	(14,082)					(111)		(14,193)
Income taxes	27,263						16,013	43,276
Net income	63,193	20,574	21,603	270	106,424	(111)	(16,013)	195,940
Net income attributable to noncontrolling interests	1,024							1,024
Net income attributable to Amdocs Limited	$ 62,169	$ 20,574	$ 21,603	$ 270	$ 106,424	$ (111)	$ (16,013)	$ 194,916

	Three Months Ended June 30, 2025						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 711,147	$ -	$ (12,652)	$ (361)	$ -	$ -	$698,134
Research and development	86,851		(2,449)				84,402
Selling, general and administrative	127,589		(10,860)	464			117,193
Amortization of purchased intangible assets and other	16,380	(16,380)					-
Total operating expenses	941,967	(16,380)	(25,961)	103			899,729
Operating income	202,470	16,380	25,961	(103)			244,708
Interest and other expense, net	(11,705)						(11,705)
Income taxes	35,963					4,870	40,833
Net income	154,802	16,380	25,961	(103)		(4,870)	192,170
Net income attributable to noncontrolling interests	801						801
Net income attributable to Amdocs Limited	$ 154,001	$ 16,380	$ 25,961	$ (103)	$ -	$ (4,870)	$191,369

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Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Nine Months Ended June 30, 2026							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$2,152,196	$ -	$ (32,770)	$ (629)	$ -	$ -	$ -	$2,118,797
Research and development	255,346		(5,723)					249,623
Selling, general and administrative	416,650		(45,199)	7,758				379,209
Amortization of purchased intangible assets and other	56,416	(56,416)						-
Restructuring charges	128,130				(128,130)			-
Total operating expenses	3,008,738	(56,416)	(83,692)	7,129	(128,130)	-	-	2,747,629
Operating income	494,075	56,416	83,692	(7,129)	128,130			755,184
Interest and other expense, net	(31,310)					(6,175)		(37,485)
Income taxes	102,346						29,781	132,127
Net income	360,419	56,416	83,692	(7,129)	128,130	(6,175)	(29,781)	585,572
Net income attributable to noncontrolling interests	2,869							2,869
Net income attributable to Amdocs Limited	$ 357,550	$ 56,416	$ 83,692	$ (7,129)	$ 128,130	$(6,175)	$(29,781)	$ 582,703

	Nine Months Ended June 30, 2025							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$2,091,455	$ -	$ (38,258)	$ (721)	$ -	$ -	$ -	$2,052,476
Research and development	252,980		(7,003)					245,977
Selling, general and administrative	384,301		(32,873)	12,602				364,030
Amortization of purchased intangible assets and other	48,137	(48,137)						-
Restructuring charges	6,783				(6,783)			-
Total operating expenses	2,783,656	(48,137)	(78,134)	11,881	(6,783)			2,662,483
Operating income	599,039	48,137	78,134	(11,881)	6,783			720,212
Interest and other expense, net	(26,579)					5,979		(20,600)
Income taxes	101,805						15,743	117,548
Net income	470,655	48,137	78,134	(11,881)	6,783	5,979	(15,743)	582,064
Net income attributable to noncontrolling interests	2,278							2,278
Net income attributable to Amdocs Limited	$ 468,377	$ 48,137	$ 78,134	$ (11,881)	$ 6,783	$ 5,979	$ (15,743)	$ 579,786

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